UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Aptose Biosciences Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03835T200

(CUSIP Number)

Tony Koh

Hanmi Pharmaceutical Co., Ltd.

14 Wiryeseong-Daero, Songpa-Gu

Seoul, Republic of Korea, 05545

+82 (2) 410 0436

with a copy to:

Robert F. Gray, Jr.
Mayer Brown LLP
700 Louisiana Street

Suite 3400

Houston, Texas

(713) 238 3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 03835T200

1	NAME OF REPORTING PERSON. Hanmi Pharmaceutical Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,989,415
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,989,415
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,989,415
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 22.17% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on a total of 24,038,973 shares of the Issuer issued and outstanding on a fully-diluted basis, after giving effect to the exercise by Hanmi Pharmaceutical Co., Ltd. of its 2,339,181 warrants to acquire common stock. Further, such percentage ownership represents approximately 19.03% of the issued and outstanding common shares on a non-diluted basis, assuming the number of issued and outstanding common shares on a non-diluted basis is 15,706,810. See Item 4 for more information on the warrants and their restrictions.

Explanatory Note

This Statement constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on September 12, 2023 by Hanmi Pharmaceutical Co., Ltd. (“Reporting Person”) with respect to the Common Stock, no par value (the “Shares”) of Aptose Biosciences Inc. (the “Issuer”). This Amendment No. 1 is being filed to report that on January 31, 2024, the Reporting Persons purchased an aggregate of 2,105,263 Shares of the Issuer and 2,339,181 warrants to acquire common shares of the Issuer (“Warrants”).

The Items below amend the information disclosed under the corresponding Items of the Original Schedule 13D as described below. Except as provided herein, all Items of the Original Schedule 13D remain unchanged and this Amendment No.1 does not modify any information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 have the meanings assigned to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Original Schedule 13D is hereby amended to add the following at the end thereof:

On January 31, 2024, the Reporting Person purchased (i) 2,105,263 Shares (the “Newly Acquired Shares”); and (ii) 2,339,181 Warrants (the “Newly Acquired Warrants”), at a price of $1.90 USD per 1 Share and 1.111 Warrant, for an aggregate consideration of $4,000,000 pursuant to the Subscription Agreement, dated January 25, 2024, between the Issuer and the Reporting Person (the “January Subscription Agreement”).

The funds for the purchase of such Newly Acquired Shares and Newly Acquired Warrants were obtained from the Issuer’s general working capital.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following at the end thereof:

Under the January Subscription Agreement, the Reporting Person purchased the Warrants, which, when exercised, will increase the Reporting Person’s ownership of Shares. The Reporting Person and the Issuer have agreed, however, that the Issuer shall not effect any exercise of the Warrants, and the Reporting Person shall not have the right to exercise any portion of the Warrants to the extent that after giving effect to such issuance the Reporting Person and its affiliates and other persons acting as a group with the Reporting Person would beneficially own in excess of 19.99% of the number of Shares outstanding immediately after giving effect to the issuance of Shares issuable upon exercise of the Warrants.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a) and (b) The responses of the Reporting Person with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Shares of the Issuer are incorporated herein by reference.

The response of the Reporting Person with respect to Rows 7, 8, 9, and 10 of the cover page of this Schedule 13D that relate to the number of Shares as to which the Reporting Person referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions with respect to the Shares of the Issuer during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information furnished in Item 3 and Item 4 of this Schedule 13D that relates to the Subscription Agreement and the January Subscription Agreement is incorporated into this Item 6 by reference.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or, to the best of their knowledge, any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7 Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Subscription Agreement, dated as of January 25, 2024, by and between the Reporting Person and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2024

Hanmi Pharmaceutical Co., Ltd.

/s/ Tony Koh
Tony Koh
Head of Global Business Development